MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

モリソン・フォースター外国法事務弁護士事務
伊藤 見富法律事務所
(外国法共同事業事務所)

3号 AIGビル11階



April 6, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Outline of Business Plan for the year ending March 31, 2006

2. Amendment to Extraordinary Report dated March 1, 2006

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Enclosures

(Summary English Translation)

AMENDMENT TO EXTRAORDINARY REPORT

To: Director of Kanto Local Finance Bureau

Date of filing: March 1, 2005

Corporate Name: East Japan Railway Company

1. Reason for Filing

On December 17, 2004, we submitted an extraordinary report regarding the earthquake in the Niigata Chuetsu area occurred on October 23, 2004. Since the train services of the Joetsu Shinkansen line, etc. have been restarted and full amount of the cost and expenses required for the restoration of the Shinanogawa Electric Power Plant has been ascertained, we hereby submit this amendment to extraordinary report pursuant to Article 7 of the Securities and Exchange Law as applied mutatis mutandis by Paragraph 5, Article 24-5 of the same Law.

Amended parts are underlined.

2. Matters to be amended

(2) Description of the subject event

(Before Amendment)

(omitted)

Group-wide efforts have been made for the earliest possible full restoration, and the train services are being restarted one after another.

Current suspended sections and scheduled restarting dates are as follows:

Joetsu Shinkansen Line between Echigo-yuzawa and Nagaoka
December 28, 2004

Joetsu Line between Koide and Miyauchi
December 27, 2004

Iiyama Line between Tokamachi and Echigo-kawaguchi
December 27, 2004

(After Amendment)

(omitted)

Sections suspended as of December 17, 2004 were restarted as follows:

Joetsu Shinkansen Line between Echigo-yuzawa and Nagaoka
December 28, 2004

Joetsu Line between Koide and Miyauchi
December 27, 2004

Iiyama Line between Tokamachi and Echigo-kawaguchi
December 27, 2004

(3) Effect of the subject event on profit and loss

(Before Amendment)

Cost and expenses required for the restoration of railway facilities, etc. is estimated at approximately 20 billion yen, including those to be recognized as losses and those to be recognized as capital expenditures, classification of which has not been determined yet.

Cost and expenses required for the restoration of the Shinanogawa Electric Power Plant has not been calculated, since the restoration policy will be determined after the current investigation of damages and review of the construction project.

(After Amendment)

Cost and expenses required for the restoration of railway facilities, etc. is estimated at approximately 22 billion yen, including 16 billion yen to be recognized as losses in the statements of income.

Cost and expenses required for the restoration of the Shinanogawa Electric Power Plant is estimated at approximately 23 billion yen, including 19 billion yen to be recognized as losses in the statements of income.

(Summary Translation)

March 17, 2005
East Japan Railway Company

Outline of Business Plan for the year ending March 31, 2006

[Outline of the business plan of East Japan Railway Company (the "Company") for its fiscal year ending March 31, 2006 is described. Topics discussed are as follows:]

- **Business Environment and Tasks**
- **Basic Policy of Business Operation**
- **Policy for Each Operational Area**
  - Continue effort for safe and stable transportation
  - Change station facilities
  - Improve convenience and comfort of railway business
  - Further expand consumer service business with a group-wide effort
  - Create new life-style through Suica
  - Promote research and development
  - Take advantage of the group's collective strength

Plan for Major Capital Investment (Non-consolidated)

(Billion yen)

	Plan for the year ending March 31, 2006 (A)	Estimated results for the year ended March 31, 2005 (B)	Increase (A-B)
Transportation services	250	220	30
(Safety investments)	115	107	8
Lifestyle services	34	23	11
Total	284	243	41

Measures for Massive Earthquakes

(Amount: Billion yen)

Item		Plan for the year ending March 31, 2006		Term of New Frontier 2008		Scheduled completion
		Number	Amount	Number	Amount	
Elevated bridge pole	Shinkansen	5,090	9.5	6,250	18.0	FY 2007
	Conventional Line	1,070	3.0	2,820	14.0	FY 2008
Bridge pier	Shinkansen	510	4.5	2,570	19.0	FY 2007
	Conventional Line	25	0.5	750	6.0	FY 2008
Station house, etc.		20	1.5	80	8.0	FY 2008
Upgrade of early seismic detection system for Shinkansen		-	0.5	-	1.0	FY 2006
Others (brick arch, etc.)		-	0.5	-	4.0	
Total		-	20.0	-	70.0	